Section 9.2.5  Location of Meetings.  Meetings of shareholders may be held at a location determined by the Trustees as well as by means of remote communication.  Shareholders voting by remote communication shall be deemed to be voting in person.

Effective 2-26-21

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Rick Gonsalves	David Friedensohn	Monica Himes